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SEC FILE NUMBER
8-69721

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/20 (MM/DD/YY) AND ENDING 08/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robus Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 Recinto Sur St. Ste 204
(No. and Street)

San Juan	PR	00901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Miguel Moreda	787-342-5973	moreda@robuscp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kevane Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

33 Calle Bolivia Suite 400	San Juan	PR	00917
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIDAVIT # 915

OATH OR AFFIRMATION

I, Miguel Moreda, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robus Capital Partners LLC, as of August 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

E. FRANÇOIS HESTRES RODRIGUEZ
ABOGADO + NOTARIO

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RECIBO

4U21-01990961

Sello

9397
08/03/2021
$5.00

Sello de Asistencia Legal
00386-2021-0803-28611567

...ÇOIS HESTRES RODRÍG... ...ARIO

Kevane
Grant Thornton

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915
F + 1 787 751 1284
E kgt@pr.gt.com
linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

Report of Independent Registered Public Accounting Firm

To the Member of
Robus Capital Partners LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which **Robus Capital Partners LLC** ("the Company") stated that:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing its exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and is approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended August 31, 2021, without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which Is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Kevane
Grant Thornton

This report is intended solely for the information and use of those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, Inc. other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico
October 21, 2021.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2022.
STAMP E469691
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
COPY OF THIS REPORT.

Robus Capital Partners

301 Recinto Sur St. STE 204 – San Juan, PR 00901

Robus Capital Partners LLC's Exemption Report

Robus Capital Partners LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and is approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended August 31, 2021, without exception.

Robus Capital Partners LLC

I, Miguel Moreda, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Miguel Moreda
President

10/21/2021

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital LLC)

CONFIDENTIAL

Statement of Financial Condition
August 31, 2021

Assets

Cash	$	72,123
Other assets		200
Total assets	$	72,323

Liabilities and Ownership Equity

Accounts payable and accrued expenses	$	15,941
Due to parent company		4,744
Total liabilities		20,685
Ownership Equity		51,638
Total liabilities and ownership equity	$	72,323

The accompanying notes are an integral part of this statement.

(1) **Organization and summary of significant accounting policies:**

(a) **Organization** –
Robus Capital Partners LLC (a wholly-owned subsidiary of Pacific Capital LLC) ("the Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed as a Limited Liability Company pursuant to Chapter XIX of the Puerto Rico Limited Liability Company Act on December 4, 2015 ("formation date") and was granted FINRA membership on June 23, 2016 ("commencement date").

The Company, as capital acquisition broker, engages in mergers and acquisitions, including fairness opinions, and private placements on a best-efforts basis. Since the date of formation to the date of these financial statements, the Company has not generated any revenues.

The most significant accounting policies followed by the Company are the following:

(b) **Summary of significant accounting policies** –

(i) **Basis of presentation** –
The accompanying financial statements have been prepared in conformity with general accepted accounting principles in the United States ("U.S. GAAP"). The Company's fiscal year ends on August 31st of each year. All references to year in these notes to the financial statements represent the calendar year then ended, unless otherwise noted. The Company has evaluated subsequent events through October 21, 2021, the date the financial statements were available to be issued.

(ii) **Income taxes** –
The Company elected to be treated as a partnership under the provisions of the 2011 Puerto Rico Internal Revenue Code. Accordingly, the Company is not subject to the payment of taxes on income, as the distributive shares of its annual income, or loss, is required to be currently reported as income or loss of the member.

The Company follows the accounting standard on accounting for uncertainty in income taxes. As a result, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

(iii) **Concentration of credit risk** –
Financial instruments that may potentially expose the Company to concentration of credit risk consist of cash in its bank account. At times, such deposits may exceed federal insured limits. The Company has not experienced any losses in such account.

(iv) **Use of estimates** –
The accompanying financial statements have been prepared in conformity with U.S. GAAP, which require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year end. Actual results could differ from those estimates.

(2) Ownership equity:

The Company is governed by the terms and conditions of an Operating Agreement ("Agreement") dated December 4, 2015. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon vote of all holding an interest in the Company, or the expiration of the term of the Company, if any.

The overall management and control of the Company shall be performed by management, who may, but need not, be a Member of the Company as a partnership. All of the management's powers and limitations will be governed as specified and outlined in the Agreement.

(3) Related party transactions:

The Company has related party transactions with Pacific Capital LLC ("the Parent"). All amounts outstanding are payable within 12 months and do not bear interest. As of August 31, 2021, the total due to parent company amounted to $4,744.

Management agreement

On December 15, 2015 and as amended on November 13, 2018, March 30, 2020 and July 1, 2021, the Company entered into an expense sharing and management agreement with the Parent to provide various administrative, operational, finance and human resources services to the Company. The Company also rents office space from the Parent. See Note (4). For the year ended August 31, 2021, total intercompany allocations pursuant to the management agreement amounted to $7,927, broken down as follows:

Payroll	$	6,997
Rent		900
Other		30
Total management fees	$	7,927

(4) Contingencies and Commitments:

The Company, at times, may be involved in litigation relating to matters that arise in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

On September 1, 2020, the Company entered into a sublease agreement with the Parent ("Sub landlord") that expired on August 31, 2021. This lease and sublease agreement were both extended for an additional year, for a minimum lease payment amount of $900. Total allocated rent expense under in the management agreement for the year ended August 31, 2021, amounted to $900.

(5) Net capital requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the Securities and Exchange Commission ("SEC"). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than $5,000 or 6.67% of Aggregate Indebtedness, whichever is greater. Also, aggregate indebtedness shall not exceed 1,500% of net capital. As of August 31, 2021, the Company's net capital, as defined, was $51,438, which exceeded the minimum net capital requirement by $46,438.

(6) Compliance with SEC Rule 15c3-3:

The Company is not claiming an exemption from Rule 15c3-3, as it is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities to mergers and acquisitions, including fairness opinions, and private placements on a best-efforts basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended August 31, 2021.

(7) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the year ended August 31, 2021, the Company did not have any activities that would need to be disclosed on such schedules.

(8) Liquidity:

The Company did not generate revenues from operations for the year ended August 31, 2021 and is dependent on the Parent's ability and intent to fund the Company's operations to continue as a going concern. The Company's Parent is willing and able to continue funding the Company's operations and commitments over the next year.

(9) Subsequent event:

The Company has evaluated subsequent events through October 21, 2021, and noted not items requiring adjustment of the financial statements or additional disclosures.